Exhibit 99.2

ASCENDIS PHARMA A/S

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2019 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements concerning our business, operations and financial performance and conditions, as well as our plans, objectives and expectations for our business operations and financial performance and conditions. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	Our expectations regarding a Biologics License Application and Marketing Authorization Application for TransCon Growth Hormone, or TransCon hGH (adopted nonproprietary name lonapegsomatropin);

•

the scope, progress, results and costs of developing our product candidates or any other future product candidates, and conducting preclinical studies and clinical trials, including our ongoing phase 3 study of TransCon hGH for the treatment of adult growth hormone deficiency, our ongoing phase 2 study of TransCon Parathyroid Hormone, or TransCon PTH, and our ongoing phase 2 study of TransCon C-Type Natriuretic Peptide, or TransCon CNP;

•	our pursuit of oncology as our second of three independent therapeutic areas of focus, and our development of a pipeline of product candidates in this therapeutic area;

•	our receipt of future milestone or royalty payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our product candidates over existing therapies;

•	our ability to enter into new collaborations;

•

our expectations with regard to the ability to develop additional product candidates using our TransCon technologies and file Investigational New Drug Applications, or INDs, or similar for such product candidates;

•

our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the potential ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates and file INDs or similar for such product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of our product candidates and associated devices;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our financial performance;

•	developments and projections relating to our competitors and our industry; and

•	the effects on our business of the worldwide COVID-19 pandemic.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2019 — “Item 3.D. Risk Factors”. You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the Securities and Exchange Commission after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are applying our innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. We currently have three product candidates in clinical development in rare endocrine diseases and we are advancing multiple preclinical candidates in oncology, our second therapeutic area of focus. We are also working to apply our TransCon technology platform in additional therapeutic areas to address unmet patient needs. With marketing applications this year to support our first potential product, we are building our commercial organization, starting with a focus in the United States.

Our TransCon technologies enable us to create long-acting prodrug therapies with potentially significant advantages over existing marketed drug products. Our TransCon technologies are designed to transiently link an unmodified parent drug to a TransCon carrier via our proprietary TransCon linkers. Our TransCon linkers are designed to predictably release an unmodified active parent drug at predetermined rates governed by physiological conditions (e.g., pH and temperature), supporting administration frequencies from daily to more than every six months. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs to act systemically or locally in areas that are difficult to treat with conventional therapies.

In June 2020, we submitted a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or the FDA, for our most advanced investigational product candidate, TransCon Growth Hormone, or TransCon hGH (adopted nonproprietary name lonapegsomatropin), a once-weekly long-acting prodrug of recombinant human growth hormone, also referred to as somatropin or hGH, as a potential treatment for pediatric growth hormone deficiency, or GHD.

In July 2020, European Medicines Agency adopted a decision agreeing with the positive opinion from the Paediatric Committee, or PDCO, on agreeing with the proposed Paediatric Investigation Plan, or PIP, for TransCon hGH. The PIP endorsed the TransCon hGH program as acceptable for assessment of safety and efficacy for the use of TransCon hGH as a treatment for GHD in children from six months to less than 18 years of age, mirroring the population covered by the studies conducted in the program.

Our phase 3 pediatric program for TransCon hGH includes the heiGHt, fliGHt and enliGHten Trials. Our results from the pivotal, phase 3 heiGHt Trial demonstrated a statistically significant increase in annualized height velocity compared to daily hGH at 52 weeks, and showed a safety profile comparable to that of daily hGH in pediatric subjects who were treatment-naïve. The fliGHt (switch) Trial was designed to evaluate TransCon hGH in subjects who were primarily treatment experienced with daily GH, although a subgroup of younger subjects were treatment-naïve. Nearly all subjects who completed the heiGHt or fliGHt Trials have enrolled in the open-label extension study, or the enliGHten Trial, which was designed to provide long-term safety data to support the regulatory submissions for TransCon hGH. We initiated the enliGHten Trial in 2017 as the first subjects began to roll over from the heiGHt Trial, and we have enrolled approximately 300 subjects, which formed the safety database we believe was consistent with input received from the FDA and the European Medicines Agency’s Committee for Medicinal Products for Human Use, and was included with our BLA submitted in June 2020.

In September 2019, we completed the last subject visit forming the two-year follow up for the TransCon hGH phase 3 program in pediatric GHD. These data completed the safety database to support our BLA submission. In addition, we expect these data to form the safety database to support submission of a Marketing Authorisation Application to the European Medicines Agency for TransCon hGH to treat pediatric GHD expected in the third quarter of 2020.

Additionally, we have initiated a global, phase 3 trial in subjects with adult GHD, the foresiGHt Trial, with enrollment planned to begin later this year. We also plan to initiate a phase 3 trial with TransCon hGH in pediatric GHD in Japan in the fourth quarter of 2020 and a phase 3 trial is ongoing in Greater China through the company’s strategic investment in VISEN Pharmaceuticals, or Visen. We intend to pursue other indications for TransCon hGH consistent with our strategy to create sustainable growth.

In October 2019, we received Orphan Designation from the European Commission for TransCon hGH for GHD. Orphan Designation is granted to therapies aimed at the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, affects no more than five in 10,000 persons in the European Union and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would provide significant additional benefit over existing therapies). Additionally, in April 2020, we received Orphan Drug Designation for TransCon hGH in the United States for the treatment of GHD. The FDA grants orphan designation to drugs that are intended for the treatment, diagnosis, or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States, and potentially may be safer or more effective than already approved products.

We believe that TransCon hGH, if approved, may offer a once-weekly therapy for both pediatric and adult GHD with the potential to improve outcomes compared to currently approved daily hGH. If approved, we believe TransCon hGH will reduce the burden of daily treatment by requiring significantly fewer injections, which we believe may improve compliance and treatment outcomes.

We are also using our TransCon technology platform to develop TransCon Parathyroid Hormone, or TransCon PTH, an investigational once-daily long-acting prodrug of parathyroid hormone, or PTH, as a potential treatment for adult hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism.

In April 2020, we reported positive top-line results from the four-week fixed dose, blinded portion of our phase 2 PaTH Forward Trial, which evaluated the safety, tolerability and efficacy of three fixed doses of TransCon PTH using a ready-to-use prefilled pen injector planned for commercial presentation. The goal of PaTH Forward is to identify a starting dose for a pivotal phase 3 trial, establish a titration regimen for complete withdrawal of standard of care (i.e., active vitamin D and calcium supplements), and evaluate TransCon PTH control of serum and urinary calcium. A total of 59 subjects were randomized in a blinded manner to receive fixed doses of TransCon PTH at 15, 18 or 21 µg/day or placebo for four weeks. All doses of TransCon PTH were well-tolerated, and no serious or severe adverse events were shown during this period. No treatment-emergent adverse events, or TEAEs, led to discontinuation of study drug, and the overall incidence of TEAEs was comparable between TransCon PTH and placebo. Additionally, there were no drop-outs during the four-week fixed dose period. In August 2020, we reported additional data from the four-week fixed dose, blinded portion of PaTH Forward Trial on SF-36® Health Survey, a standard, validated tool for assessing health-related quality of life in general, which demonstrated that TransCon PTH significantly improved quality of life and restored physical and mental functioning toward a normal level compared to placebo.

We plan to report six-month data from the open-label extension portion of the trial during the third quarter of 2020. We expect to initiate a global phase 3 program for TransCon PTH in the fourth quarter of 2020, including trial sites in the United States, Canada, Europe and Asia.

In June 2018, we were granted Orphan Drug Designation by the FDA for TransCon PTH for the treatment of hypoparathyroidism. We believe TransCon PTH, if approved, may provide patients suffering from hypoparathyroidism with a PTH replacement therapy that is designed to address both the short-term symptoms and long-term complications of the disease.

We are also developing TransCon C-Type Natriuretic Peptide, or TransCon CNP, an investigational long-acting prodrug of C-type natriuretic peptide, or CNP, as a potential therapeutic option for achondroplasia, the most common form of dwarfism. TransCon CNP is designed to provide continuous CNP exposure with the goal of optimizing efficacy with a safe and convenient once-weekly dose. Currently, there are no medical therapies for achondroplasia approved by the FDA. In November 2018, we reported preliminary results from a phase 1 trial in healthy adult subjects, which we believe supported our target product profile for TransCon CNP. In February 2019, we were granted Orphan Drug Designation by the FDA for TransCon CNP for the treatment of achondroplasia. In July 2020, we received Orphan Designation from the European Commission for TransCon CNP for treatment of achondroplasia. Following successful submission of an IND application in July 2019, we initiated the phase 2 ACcomplisH Trial to evaluate safety and efficacy of TransCon CNP in children (ages 2-10 years) with achondroplasia. We continue to work towards escalating sequential dose cohorts, while ensuring the safety of subjects during the current pandemic and access to physicians for future monitoring visits. Our goal is to develop TransCon CNP as a potential therapeutic option for achondroplasia and potentially other related growth disorders.

In addition to our pipeline of candidates in rare endocrine disorders, in January 2019 we established oncology as our second independent therapeutic area of focus for our TransCon technologies. Our goal is to improve treatment efficacy while limiting or reducing toxicity by applying TransCon technologies to clinically validated drugs, using our unique algorithm for product innovation. We are conducting preclinical studies within the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon platform. We have presented preclinical data on three of the programs currently in our oncology pipeline: TransCon Toll-like Receptor (TLR) 7/8 Agonist, TransCon Interleukin-2 (IL-2) ß/g and TransCon Vascular Endothelial Growth Factor-Tyrosine Kinase Inhibitor (VEGF-TKI). We expect to file an IND or similar in oncology for TransCon TLR7/8 Agonist in the fourth quarter of 2020. In addition, we expect to file an IND or similar for TransCon Interleukin-2 (IL-2) ß/g in 2021.

In November 2018, we announced the formation of Visen, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau and Taiwan, or Greater China. We received 50% ownership in the outstanding shares of Visen and concurrently with the rights we granted to Visen for TransCon hGH, TransCon PTH and TransCon CNP, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in Visen for an aggregate purchase price of $40 million in cash.

We believe that the potential of our TransCon technologies is supported by data from our preclinical research and the ongoing clinical programs, including our TransCon hGH, TransCon PTH and TransCon CNP programs, as well as findings from our ongoing development of other product candidates. We have applied the TransCon technologies in combination with a clinically validated parent drug or pathway using our algorithm for creating products that we believe have the potential to be best-in-class in endocrinology rare diseases, and we will continue to apply this algorithm for product selection in new therapeutic areas. We believe this approach may reduce the risks associated with traditional drug development.

We commenced operations in December 2007 in connection with the acquisition of the company that invented our TransCon technologies, Complex Biosystems GmbH. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from product sales.

We had a net loss of €158.2 million for the six months ended June 30, 2020 and a net loss of €218.0 million for the year ended December 31, 2019. Our total equity was €477.1 million as of June 30, 2020 compared to €597.1 million as of December 31, 2019.

TransCon Product Candidate Pipeline

1.	Excludes rights granted to VISEN Pharmaceuticals in Greater China
2.	In phase 3 development for pediatric growth hormone deficiency in Greater China through VISEN Pharmaceuticals

Results of Operations

Impact from COVID-19 Pandemic

As reported in the audited consolidated financial statements as of and for the year ended December 31, 2019, a novel strain of coronavirus, (“COVID-19”), was reported to have surfaced in Wuhan, China, in December 2019. Since then, COVID-19 has spread around the world into a pandemic, including into countries where we are operating from, where we have planned or have ongoing clinical trials, and where we rely on third parties to manufacture preclinical and clinical supplies, as well as commercial supply.

The COVID-19 pandemic may negatively impact our business in many ways. There is a potential evolving impact on the conduct of clinical trials of our product candidates, and any challenges which may arise, may lead to difficulties in meeting protocol-specified procedures. In addition, while we rely on third parties to manufacture preclinical and clinical supplies and materials, we can potentially experience delays in providing sufficient supplies according to our planned and ongoing clinical trials. Further, if our product candidates are approved, we will need to secure sufficient manufacturing capacity with our third-party manufacturers to produce the quantities necessary to meet anticipated market demand.

To minimize the risk of spread of COVID-19, we have taken precautionary measures within our organization, including encouraging our employees to work remotely, reducing travel activity, and minimizing face-to-face meetings. To accommodate efficient procedures for financial reporting, including internal controls, we have, also before the pandemic, structured our work environment enabling employees to perform their tasks remotely. Accordingly, it has not been necessary to make material changes to internal control over financial reporting due to the pandemic.

As of the reporting date we have not identified significant COVID-19 related disruptions to our business, including clinical trial operations, or identified any of our third-party manufacturers not being able to meet their obligations. In addition, no significant transactions, as a result of COVID-19, have been recognized during the first six months of 2020.

However, while the global outbreak of COVID-19 continues to evolve, the extent to which COVID-19 impacts our business will depend on the future development, which is highly uncertain and cannot be reliably predicted. Obviously, while COVID-19 continues to impact the world in several aspects, the development is monitored closely by management, including any impact this may have on the financial performance and financial position.

Comparison of the Three Months Ended June 30, 2020 and 2019 (unaudited):

	Three Months Ended June 30,
	2020	2019
	(EUR’000)
Revenue	1,436	3,211
Research and development costs	(63,578)	(43,826)
Selling, general and administrative expenses	(20,805)	(10,960)

Operating profit / (loss)	(82,947)	(51,575)
Share of profit / (loss) of associate	(1,885)	(2,262)
Finance income	86	3,362
Finance expenses	(10,292)	(8,494)

Profit / (loss) before tax	(95,038)	(58,969)

Tax on profit / (loss) for the period	106	65

Net profit / (loss) for the period	(94,932)	(58,904)

Revenue

Total revenue for the three months ended June 30, 2020 was €1.4 million compared to €3.2 million for the three months ended June 30, 2019, and comprised rendering of services, and recognition of internal profit deferred from November 2018 when we entered into the collaboration with Visen. The decrease was due to a lower amount of license and service revenue being recognized.

As of June 30, 2020, all revenue, deferred as service obligations, when entering the license agreement with Visen, has been recognized. Accordingly. we did not report any contract liabilities (deferred income) from our associate in the statement of financial position.

Research and Development Costs

Research and development costs were €63.6 million for the three months ended June 30, 2020, an increase of €19.8 million, or 45%, compared to €43.8 million for the three months ended June 30, 2019.

External development costs related to our TransCon hGH, primarily comprising manufacturing of validation batches, or process performance qualification batches, manufacturing of product supply, and costs of clinical trials increased by €2.6 million compared to the same period last year, reflecting higher costs for clinical trials and manufacturing of product supply, partly reduced by lower costs for manufacturing of validation batches.

External development costs related to our TransCon PTH increased by €2.7 million, primarily reflecting increased costs related to the progress of our phase 2 PaTH Forward clinical trial.

External development costs related to our TransCon CNP increased by €2.0 million, primarily reflecting an increase in clinical trial costs related to the phase 2 ACcomplisH Trial and an increase in manufacturing costs, partly offset by a reduction in preclinical costs.

External development costs related to our oncology product candidates increased by €3.6 million, primarily reflecting higher manufacturing and preclinical costs.

Other research and development costs increased by €8.9 million, primarily driven by an increase in personnel costs of €5.7 million and non-cash share-based payment of €2.9 million due to a higher number of employees in research and development functions. Facility costs, including IT and supplies, increased by €0.9 million and depreciation allocated to research and development functions increased by €0.5 million. Travel costs decreased by €1.0 million, primarily reflecting the reduction in travel activity due to the COVID-19 pandemic, and professional fees, including recruitment, decreased by €0.6 million. Other costs, including laboratory operations, increased by a net amount of €0.5 million compared to the same period last year.

Research and development costs included non-cash share-based payment of €8.2 million for the three months ended June 30, 2020, compared to €5.3 million for the three months ended June 30, 2019.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were €20.8 million for the three months ended June 30, 2020, an increase of €9.8 million, or 90%, compared to €11.0 million for the three months ended June 30, 2019. The increase is primarily due to an increase in personnel costs of €2.7 million and non-cash share-based payment of €1.8 million for additional commercial and administrative personnel. Insurance costs increased by €1.6 million and IT costs allocated to selling, general and administrative functions increased by €1.4 million. Professional fees, including consultants for building our commercial business and recruitment costs increased by €2.7 million. Other selling, general and administrative expenses increased by net €0.4 million, reflecting a general increase in operating activities, but also including savings in travel costs of €0.3 million.

Selling, general and administrative expenses included non-cash share-based payment of €5.2 million for the three months ended June 30, 2020, compared to €3.4 million for the three months ended June 30, 2019.

Net Profit / (Loss) in Associate

Net loss in associate was €1.9 million, compared to €2.3 million for the three months ended June 30, 2019. The net loss represents our share of net result from Visen.

Finance Income and Finance Expenses

Finance income was €0.1 million for the three months ended June 30, 2020, a decrease of €3.3 million compared to €3.4 million for the three months ended June 30, 2019. Finance expenses were €10.3 million for the three months ended June 30, 2020, an increase of €1.8 million compared to the same period in 2019.

The €5.1 million increase in net finance expenses was due to negative exchange rate fluctuations, primarily between the U.S. Dollar and Euro in the three months ended June 30, 2020, primarily affecting our positions of marketable securities and cash and cash equivalents maintained in U.S. Dollars.

We did not have any interest-bearing debt for any of the periods presented. However, IFRS 16, “Leases”, requires interest expenses to be recognized on lease liabilities.

Tax for the Period

Tax for the three months ended June 30, 2020 was a net tax credit of €106 thousand compared to a net tax credit of €65 thousand for the three months ended June 30, 2019. Taxes for the three months ended June 30, 2020 comprised an estimated tax credit of €184 thousand in the group of Danish companies, partly offset by tax provisions of €78 thousand in our U.S. and German subsidiaries.

Comparison of the Six Months Ended June 30, 2020 and 2019 (unaudited):

	Six Months Ended June 30,
	2020	2019
	(EUR’000)
Revenue	3,661	8,625
Research and development costs	(121,093)	(95,085)
Selling, general and administrative expenses	(38,720)	(21,396)

Operating profit / (loss)	(156,152)	(107,856)
Share of profit / (loss) in associates	(3,400)	(4,114)
Finance income	1,996	4,917
Finance expenses	(876)	(5,623)

Profit / (loss) before tax	(158,432)	(112,676)

Tax on profit / (loss) for the period	183	135

Net profit / (loss) for the period	(158,249)	(112,541)

Revenue

Total revenue for the six months ended June 30, 2020 was €3.7 million compared to €8.6 million for the six months ended June 30, 2019, and comprised sale of clinical supply, rendering of services, and recognition of internal profit deferred from November 2018 when we entered into the collaboration with Visen. The decrease was due to a lower amount of license and service revenue, partly offset by sale of clinical supply, to Visen.

As of June 30, 2020, all revenue, deferred as service obligations, when entering the license agreement with Visen, has been recognized. Accordingly. we did not report any contract liabilities (deferred income) from our associate in the statement of financial position.

Research and Development Costs

Research and development costs were €121.1 million for the six months ended June 30, 2020, an increase of €26.0 million, or 27%, compared to €95.1 million for the six months ended June 30, 2019.

External development costs related to our TransCon hGH decreased by €4.4 million, primarily driven by lower manufacturing costs, partly offset by an increase in clinical trial costs and costs of commercial product supply.

External development costs related to our TransCon PTH increased by €3.0 million, reflecting increased clinical trial costs related to the progress of our phase 2 PaTH Forward clinical trial, whereas preclinical costs decreased compared to the same period last year.

External development costs related to our TransCon CNP increased by €2.0 million, primarily reflecting an increase in manufacturing costs and clinical trial costs for our phase 2 ACcomplisH Trial, partly offset by a decrease in preclinical costs.

External costs related to our oncology product candidates increased by €5.9 million, reflecting the progress of these product candidates through the early development stages and into manufacturing.

Other research and development costs increased by approximately €19.5 million, primarily driven by an increase in personnel costs of €9.8 million and non-cash share-based payment of €6.9 million due to a higher number of employees in research and development functions, but also reflecting increases of €1.5 million in IT costs and €1.4 million in facility costs and depreciation allocated to research and development functions. Travel costs decreased by €1.0 million, primarily due to the COVID-19 pandemic. Other costs, including professional fees, supplies and laboratory operations increased by net €0.9 million compared to the same period last year.

Research and development costs included non-cash share-based payment of €17.1 million for the six months ended June 30, 2020, compared to €10.2 million for the six months ended June 30, 2019.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were €38.7 million for the six months ended June 30, 2020, an increase of €17.3 million, or 81%, compared to €21.4 million for the six months ended June 30, 2019. The increase is primarily due to an increase in personnel costs of €4.6 million and non-cash share-based payment of €3.4 million for additional commercial and administrative personnel. IT costs increased by €2.2 million and insurance costs increased by €1.6 million. Professional fees, primarily related to building up our commercial capabilities, increased by €5.1 million. Other costs increased by net €0.4 million compared to the same period last year.

Selling, general and administrative expenses included non-cash share-based payment of €11.3 million for the six months ended June 30, 2020, compared to €7.9 million for the six months ended June 30, 2019.

Net Profit / (Loss) in Associate

Net loss in associate was €3.4 million, compared to €4.1 million for the six months ended June 30, 2019. The net loss represents our share of net result from Visen.

Finance Income and Finance Expenses

Finance income was €2.0 million for the six months ended June 30, 2020, a decrease of €2.9 million compared to €4.9 million for the six months ended June 30, 2019. Finance expenses were €0.9 million for the six months ended June 30, 2020, a decrease of €4.7 million compared to €5.6 million in the same period in 2019. The €1.8 million increase in net finance income was due to net positive exchange rate fluctuations for the six months ended June 30, 2020, primarily between the U.S. Dollar and Euro, compared to net negative exchange rate fluctuations in the same period last year, primarily affecting our positions of marketable securities and cash and cash equivalents maintained in U.S. Dollars, but also reflecting a €3.4 million decrease in interest income due to declining interest rates and a lower balance of bank deposits compared to the same period of last year.

We did not have any interest-bearing debt for any of the periods presented. However, IFRS 16, “Leases”, requires interest expenses to be recognized on lease liabilities.

Tax for the Period

Tax for the six months ended June 30, 2020 was a net credit of €0.2 million compared to a net credit of €0.1 million for the six months ended June 30, 2019. Taxes for the six months ended June 30, 2020 comprised an estimated tax credit of €0.4 million in the group of Danish companies partly offset by tax expenses of €0.2 million in our U.S. and German subsidiaries.

Liquidity and Capital Resources

As of June 30, 2020, we had cash and cash equivalents, where cash equivalents comprise highly liquid marketable securities with a maturity of three months or less at the date of acquisition, totaling €240.6 million compared to €598.1 million as of December 31, 2019. In addition, in order to mitigate concentration of credit risks on cash deposits, we hold marketable securities of €230.9 million, all denominated in US Dollars and with a weighted average duration of 3.3 months from the reporting date.

We have funded our operations primarily through issuance of preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. Our expenditures are primarily related to research and development activities, and general and administrative activities to support research and development, as well as initial selling activities, building up our sales and marketing capabilities.

In February 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or €101.4 million). In addition, we have completed follow-on public offerings of American Depositary Shares (“ADSs”) as specified below:

•	In 2016, with net proceeds of $127.1 million (or €116.6 million);

•	In 2017, with net proceeds of $145.2 million (or €123.1 million);

•	In 2018, with net proceeds of $242.5 million (or €198.6 million);

•	In 2019, with net proceeds of $539.4 million (or €480.3 million); and

•	In July 2020, with estimated net proceeds of $654.7 million (or €580.7 million).

Based on our current operating plan, we believe that our existing cash, cash equivalents and marketable securities as of June 30, 2020, and the net proceeds from the follow-on public offering in July 2020, will be sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•

the progress, timing, scope, results and costs of our clinical trials and preclinical studies for our product candidates and manufacturing activities, including the ability to enroll patients in a timely manner for clinical trials;

•	the time and cost necessary to obtain regulatory approvals for our product candidates and the costs of post-marketing studies that could be required by regulatory authorities;

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•

the achievement of development, regulatory and commercial milestones resulting in the payment to us from our collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technologies;

•

our progress (and the progress of our collaboration partners, if any) in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates; and

•

the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates for which we retain such responsibility and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following table summarizes our cash flows for each of the unaudited six months periods ended June 30, 2020 and 2019:

	Six Months Ended June 30,
	2020	2019
	(EUR’000)
Cash flows from / (used in) operating activities	(123,397)	(66,755)
Cash flows from / (used in) investing activities	(244,482)	(2,780)
Cash flows from / (used in) financing activities	7,670	487,207

Net increase / (decrease) in cash and cash equivalents	(360,209)	417,672

Cash Flows From / (Used in) Operating Activities

Net cash used in operating activities for the six months ended June 30, 2020 was €123.4 million compared to €66.8 million for the six months ended June 30, 2019. The net loss for the six months ended June 30, 2020 of €158.2 million included non-cash charges of €32.6 million, comprising share-based payment and depreciation, and non-cash net charges, including net financial income and taxes, of €1.4 million. The net change in working capital contributed positively to cash flows by €0.8 million, primarily due to a net increase in trade payables and other payables of €8.0 million, partly offset by an increase in receivables and prepayments of €6.3 million and a decrease in deferred income of €0.9 million.

Net cash used in operating activities for the six months ended June 30, 2019 was €66.8 million. The net loss for the six months ended June 30, 2019 of €112.5 million included non-cash charges of €20.9 million, primarily comprising share-based payment and depreciation, and other non-cash items, including net financial expenses and taxes, of €5.5 million. The net change in working capital contributed positively to cash flows by €19.3 million, primarily due to a net increase in trade payables and other payables of €21.5 million, a decrease in receivables and prepayments of €2.8 million, partly offset by a decrease in deferred income of €4.7 million and an increase in deposits of €0.3 million.

Cash Flows From / (Used in) Investing Activities

Cash flows used in investing activities for the six months ended June 30, 2020 of €244.5 million were related to acquisition of marketable securities of €233.4 million, to acquisition of property, plant and equipment of €10.8 million, primarily related to our oncology laboratories in the United States and for use in the laboratories of our German facility, and to acquisition of software of €0.3 million.

Cash flows used in investing activities for the six months ended June 30, 2019 of €2.8 million were related to acquisition of property, plant and equipment, primarily equipment for use in the laboratories of our German facility.

Cash Flows From / (Used in) Financing Activities

Cash flows from financing activities for the six months ended June 30, 2020 of €7.7 million were comprised of €10.0 million in net proceeds from warrant exercises in April, May and June 2020, partly offset by payments on lease liabilities of €2.3 million.

Cash flows from financing activities for the six months ended June 30, 2019 of €487.2 million were comprised of €480.3 million in net proceeds from our follow-on public offering of ADSs completed in March 2019 and €9.2 million in net proceeds from warrant exercises in April and June 2019, partly offset by payments on lease liabilities of €2.3 million.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Qualitative Disclosures about Market Risk

Our activities expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks. Further, we are exposed to credit risk and liquidity risk.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. We have received payments in U.S. Dollars under our collaborations, and the proceeds from our series D financing in November 2014, our initial public offering in February 2015, and our follow-on offerings, the latest being in July 2020, were in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

Interest Rate Risk

We have no interest-bearing debt to third parties. In addition, while we have no derivatives or financial assets and liabilities measured at fair value, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents. Our future interest income from interest-bearing bank deposits and marketable securities may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash and marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. While the concentration of credit risk may be significant, we consider the credit risk for each of our individual counterparts to be low. Our exposure to credit risk primarily relates to our cash and cash equivalents, and marketable securities. The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with high credit-ratings (minimum A3/A-) assigned by international credit-rating agencies. The banks are reviewed on a regular basis and our deposits may be transferred during the year to mitigate credit risk. We have considered the risk of expected credit loss on our cash deposits, including the hypothetical impact arising from the probability of default considering in conjunction with the expected loss given default from banks with similar credit ratings and attributes. In line with previous periods, our assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been made.

Since March 2020, in order to mitigate concentration of credit risks, we have placed a portion of our bank deposits into primarily U.S. government bonds, treasury bills, and commercial papers. Securities are classified in the statement of financial position as either cash equivalents, being highly liquid securities with a maturity of three months or less at the date of acquisition, or as marketable securities. Our investment policy only allows investment in marketable securities with high credit-ratings assigned by international credit-rating agencies. Because of the nature of the securities, high credit ratings and the short-term duration, the risk of expected credit loss is deemed low. Accordingly, no provision for expected credit loss has been made.

For other assets, including deposits and receivables, we consider the credit risk to be low and no provision for expected credit loss has been made.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by matching the maturity profiles of financial assets including marketable securities, with cash-forecasts including payment profiles on liabilities. At the reporting date, the weighted average duration of marketable securities is 3.3 months. We monitor the risk of a shortage of funds using a liquidity planning tool, to ensure sufficient funds available to settle liabilities as they fall due.

Historically we have addressed the risk of insufficient funds through proceeds from our series D financing, our IPO, and our follow-on public offerings.